PHILIP K. HOLL

SECRETARY AND

ASSOCIATE GENERAL COUNSEL

October 5, 2011

Larry Greene, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received

TCW Funds, Inc. Post-Effective Amendment No. 67

Dear Mr. Greene:

In connection with a response being made on behalf of TCW Global Bond Fund (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. Post-Effective Amendment No. 67 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	The Disclosure regarding use of derivatives should reflect what derivatives the Fund intends to use.

The derivatives disclosure stating that the Fund may utilize options, forward contracts, futures contracts and swaps (including interest rate swaps, total return swaps and credit default swaps) reflects the types of derivatives the Fund may use. The phrase “and is not limited to those derivatives listed” has been deleted.

2.	The Disclosure regarding liquidity risk should reflect that the risk applies to the Fund’s portfolio securities.

The disclosure has been modified to reflect that liquidity risk applies to the Fund’s portfolio securities.

3.	Disclosure should be added regarding the European market turmoil.

Disclosure has been added to the subsection titled “Globalization Risk” in the section titled “Principal Risks and Risk Definitions” stating that the possibility of a Greek default has increased the possibility of a crisis level and economic contagion.

4.	Disclosure should be added regarding when investment results will be available.

Disclosure has been added to the section titled “Investment Results” indicating when investment results will be available on the Fund’s website.

5.	Clarify the language under the subsection titled “Asset-Backed Securities Risks” in the section titled “Principal Risks and Risk Definitions” regarding special purpose vehicles being bankruptcy remote.

The disclosure has been modified to provide better clarity.

Statement of Additional Information

1.	In the event the fees and expenses increased indirectly by the Fund as a result of investment in the shares of one or more acquired funds exceed 0.01 (one basis point) of average net assets, modify the expense table in the prospectus to add a caption “Acquired Fund Fees and Expenses.”

It is not expected that the Fund’s investment in the shares of one or more acquired funds will exceed one basis point and the caption “Acquired Fund Fees and Expenses” will not be added.

2.	In the subsection titled “Swap Agreements” in the section titled “Investment Practices” include a definition of swap agreement.

A definition has been added.

3.	In the subsection titled “Risks Associated With Derivatives” in the section titled “Risk Considerations” an example of the type(s) of derivatives that can result in losses greater than the amount invested in the derivative should be provided.

An example has been added.

4.	Explain whether investment restriction 3(b) conflicts with Rule 12d3-1 under the 1940 Act.

The Fund does not believe there is a conflict because Rule12d3-1 under the 1940 Act limits investments in any one issuer engaged in securities related businesses and investment restriction 3(b) refers to industries.

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl

Philip K. Holl

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